UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report: February 6, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b): N/A.

        Attached hereto and incorporated by way of reference herein is the Registrant’s press release entitled “Nova Measuring Instruments 2006 Fourth Quarter and Annual Results Release – Conference Call Scheduled for February 20th, 2007 at 10am EST”.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. By: /s/ Dror David —————————————— Dror David Chief Financial Officer

        Date: February 6, 2007

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS 2006 FOURTH QUARTER AND ANNUAL RESULTS RELEASE

Conference Call Scheduled for February 20th, 2007 at 10am EST

REHOVOTH, Israel – February 06, 2007 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced that it will release its fourth quarter and annual 2006 results release on February 20th, 2007 before the US markets open. It will also host a conference call to discuss those results on February 20th, 2007, at 10:00 am EST.

On the call, Mr. Gabi Seligsohn, President & CEO, and Mr. Dror David, CFO, will review and discuss the forth quarter and annual 2006 results and other business developments, and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Numbers: 1-888-407-2553
U.K. Dial-in Number: 0-800-051-8913
ISRAEL Dial-in Number: 03-918-0609
INTERNATIONAL Dial-in Number: +972-3-918-0609
At:
10:00 a.m. Eastern Time
7:00 a.m. Pacific Time
5:00 p.m. Israeli Time

For those unable to participate in the conference call, there will be a replay available the day following the call on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.